UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052107

(CUSIP Number)

Daniel S. Sternberg, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza
New York, NY 10006

212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292052107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kien Huat Realty III Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,804,188
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 6,804,188
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,804,188
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14		TYPE OF REPORTING PERSON CO

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CUSIP No. 292052107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lim Kok Thay
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,804,188
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 6,804,188
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,804,188
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14		TYPE OF REPORTING PERSON IN

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Item 1.         Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $.01 per share (“Common Stock”), of Empire Resorts, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at c/o Monticello Casino and Raceway, Route 17B, P.O. Box 5013, Monticello, NY 12701.

Item 2. Identity and Background

This Schedule 13D is filed by and on behalf of Kien Huat Realty III Limited (“Kien Huat ”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Kien Huat is a corporation organized under the laws of the Isle of Man. The principal business of Kien Huat is to act as an investment holding company for investments held under a trust for the benefit of Mr. Lim and certain other members of his family. The principal business address of Kien Huat is International House, Castle Hill, Victoria Road, Douglas, Isle of Man IM2 4RB.

Kien Huat is indirectly controlled by Mr. Lim through two irrevocable private trusts: Golden Hope Unit Trust, a private unit trust held directly and indirectly by a discretionary trust established solely for the benefit of Mr. Lim and certain other members of his family. Mr. Lim may cause the removal of the trustee of each trust at any time in his sole discretion.

Mr. Lim is a director of Kien Huat. Mr. Lim is also (1) the Chairman and Chief Executive of Genting Berhad; (2) the Chairman and Chief Executive of Genting Malaysia Berhad; (3) the Executive Chairman of Genting Singapore Plc; (4) the Chairman and Chief Executive Officer of Star Cruises Limited; and (5) the Chief Executive of Genting Plantations Berhad. Each of the foregoing companies is principally engaged in one or more of the following businesses: gaming, leisure, hospitality, power generation, plantations, property development, biotechnology, and oil and gas. The principal business address of: (1) Genting Berhad, Genting Malaysia Berhad and Genting Plantations Berhad is 24th Floor, Wisma Genting, Jalan Sultan Ismail, Kuala Lumpur, Malaysia 50250; (2) Genting Singapore Plc is Suite 1001, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong SAR; and (3) Star Cruises Limited is Suite 1501, Ocean Centre, 5 Canton Road, Tsimshatsui, Kowloon, Hong Kong SAR. Mr. Lim is a citizen of Malaysia and his principal business address is 25th Floor, Wisma Genting, Jalan Sultan Ismail, Kuala Lumpur, Malaysia 50250.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Kien Huat (other than Mr. Lim) is set forth on Schedule I hereto and is incorporated herein by reference.

Neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule I hereto has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration

As more fully described herein, on August 19, 2009, the Issuer and Kien Huat entered into an Investment Agreement (the “Investment Agreement”). Pursuant to the Investment Agreement and simultaneously with the execution thereof, Kien Huat purchased 6,804,188 shares of Common Stock, for an aggregate purchase price of $11million in cash. Subject to the terms and conditions of the Investment Agreement, at the Subsequent Closing (as defined in Item 4 below), Kien Huat has agreed to purchase an additional 27,701,852 shares of Common Stock, for an aggregate purchase price of $44 million in cash.

The funds used by Kien Huat to purchase shares of Common Stock pursuant to the Investment Agreement were obtained as contributions from Golden Hope Unit Trust, which generated the funds through its investment activities. The funds to be used by Kien Huat to purchase shares of Common Stock at the Subsequent Closing pursuant to the Investment Agreement will also be obtained as contributions from Golden Hope Unit Trust.

Item 4.	Purpose of Transaction

On August 19, 2009, the Issuer and Kien Huat entered into the Investment Agreement, pursuant to which (1) on such date (the “Initial Closing”) the Issuer issued to Kien Huat 6,804,188 shares of its Common Stock, or approximately 19.99% of the then outstanding shares of Common Stock on a pre-transaction basis, for an aggregate consideration of $11million (the “First Tranche”), and (2) at a future date (the “Subsequent Closing”), subject to and following stockholder approval of the transaction and the satisfaction of other customary closing conditions, the Issuer will issue to Kien Huat an additional 27,701,852 shares of Common Stock for additional consideration of $44 million (the “Second Tranche”). If the conditions are satisfied and the Subsequent Closing occurs Kien Huat would own 34,506,040 shares of Common Stock, representing one share less than 50.0% of the voting power of the Issuer following the Subsequent Closing. The purpose of the acquisition of shares of Common Stock by Kien Huat pursuant to the Investment Agreement is for Kien Huat to acquire a significant equity interest in the Issuer for investment purposes and, through that investment and representation on the Issuer’s board of directors (the “Board”), to influence the management and operations of the Issuer with the aim of increasing the value of the Issuer and the value of Kien Huat’s investment.

Investment Agreement

The rights and obligations of Kien Huat to consummate the Second Tranche purchase is conditioned upon receipt of the necessary stockholder approval described below, the receipt of any required regulatory approvals, the absence of any provision of law or injunction, order or decree prohibiting or restricting the purchase (including the expiration or early termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act) and other customary closing conditions.

Stockholder Meeting

The Issuer has agreed to hold, as promptly as practicable following the Initial Closing, a special meeting of its stockholders (the “Stockholder Meeting”). At the Stockholder Meeting, the Issuer’s stockholders will be asked to vote on several proposals relating to the transactions contemplated by the Investment Agreement (the “Company Voting Proposals”), including (1) the issuance of the Second Tranche for purposes of Rule 5635(b) and Rule 5635(d) of the NASDAQ Marketplace Rules (the “Required Share Issuance”); and (2) the amendment of the Issuer’s Certificate of Incorporation to increase the number of authorized shares of Common Stock to 95,000,000 (the “Required Charter Amendment”). Kien Huat agreed in the Investment Agreement that, to the extent it is eligible to vote on any of the Company Voting Proposals, it will vote the shares of Common Stock it owns (or will cause them to be voted) in favor of such Company Voting Proposals at the Stockholder Meeting. If these proposals are approved, and the other conditions are satisfied, the Issuer can proceed to issue the Second Tranche in Common Stock to Kien Huat at the Subsequent Closing. If the Issuer’s stockholders approve the Required Share Issuance but not the Required Charter Amendment, the Issuer would have insufficient Common Stock to proceed with the Second Tranche using only Common Stock, but, if the other conditions are satisfied, the transactions can proceed and the Issuer shall issue (A) the full number of shares of Common Stock that remain authorized but not issued or otherwise reserved for issuance and (B) shares of a new series of preferred stock, which shall be the capital equivalent of Common Stock and be issued upon terms mutually agreeable to the Issuer and Kien Huat reflecting the vote and economics of such number of shares of Common Stock as is the difference obtained by subtracting the number of shares of Common Stock delivered to Kien Huat under (A) above from 27,701,852.

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Corporate Governance and Board Representation

Under the Investment Agreement, as part of the Initial Closing, Kien Huat became entitled to designate two directors to the Board, and upon the Subsequent Closing Kien Huat will become entitled to designate a third director, each of whom the Issuer is required to cause to be elected or appointed to its Board (such directors, the “Board Representatives”), subject to the satisfaction of all legal and governance requirements regarding service as a director of the Issuer and to the reasonable approval of the Governance Committee of the Board. Following the Subsequent Closing (or the earlier termination of the Investment Agreement pursuant to its terms), Kien Huat will be entitled to recommend three Board Representatives for so long as it owns at least 24% of the voting power of the Issuer outstanding at such time. The number of Board Representatives whom Kien Huat will be entitled to designate for election or appointment to the Board will be reduced to the extent Kien Huat’s ownership falls below 24% as follows: (1) to two, for so long as Kien Huat owns capital stock of the Issuer with at least 16% of the voting power of the Issuer; (2) to one, for so long as Kien Huat owns capital stock of the Issuer with at least 8% (but less than 16%) of the voting power of the Issuer; and (3) to zero, at such time that Kien Huat owns no capital stock or capital stock with less than 8% of the voting power of the Issuer. For so long as Kien Huat is entitled to designate Board Representatives, (1) the Issuer will be required to recommend to its stockholders the election of any Board Representative whose term is scheduled to expire at such meeting, provided that Kien Huat remains entitled to a number of Board Representatives that includes such Board Representative, and (2) Kien Huat will have the right to designate one of the Board Representatives to serve as the Chairman of the Board. Kien Huat also has the right to require the Issuer to cause one of the Board Representatives to be appointed to each of the Audit, Compensation and Corporate Governance and Nominations Committees of the Board, provided that such Board Representative meets the qualifications for service on such Committees.

In connection with the Initial Closing, Kien Huat recommended Messrs. G. Michael Brown and Colin Au to serve as its initial Board Representatives, and they were appointed to the Board to serve within Class I and Class II, respectively, with terms expiring at the annual meeting of the Issuer during the calendar year 2010 and 2011, respectively. Kien Huat has also designated Mr. Brown to be appointed at the next special meeting of the Board to serve as Chairman of the Board.

Under the Investment Agreement, Kien Huat also has the right, following the Subsequent Closing, to nominate for consideration by the Board, a person to serve as chief financial officer of the Issuer who shall, subject to applicable law and upon approval of the Issuer’s Governance Committee and Board, so serve.

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Additionally, following the Subsequent Closing and until such time as Kien Huat ceases to own capital stock with at least 30% of the voting power of the Issuer outstanding at such time, the Board shall not take or commit to take any of the following actions with respect to either the Issuer or any subsidiary of the Issuer unless the vote authorizing any such action includes the affirmative vote of the Board Representatives: (1) the sale or disposition of (including by way of a series of transactions or by way of merger, consolidation, sale of capital stock, asset sale or similar transaction) all or a material portion of the businesses or assets of the Issuer and the Issuer’s subsidiaries taken as a whole or any material acquisition by the Issuer or any of the Issuer’s subsidiaries; (2) any amendment, alteration or repeal of any provision of the Certificate of Incorporation of the Issuer or the Issuer’s By-Laws or equivalent constituent documents of the Issuer’s subsidiaries, except as necessary to comply with applicable laws, rules and regulations; (3) declare, authorize, set aside or pay any dividend or distribution on any of the Issuer’s capital stock or issue, purchase or redeem any of its capital stock (other than in connection with the exercise of terms of existing shares of capital stock or other securities); (4) any material borrowings or financial accommodation (in whatever form, including finance leases) in excess of $5,000,000 and not already in place as of the date of the Subsequent Closing; (5) the approval of the Issuer’s annual budget (including operating and capital plans), business plan and any related material business policies, and any material amendments and deviations from any of the foregoing resulting from management decisions; (6) the entry into of any contract or agreement which obligates the Issuer to manage any gaming assets on behalf of an unrelated third party; (7) the appointment of, or the approval of the retention, termination or change (including a change in responsibilities or compensation) of the chief executive officer, chief financial officer, or officers with substantially equivalent responsibilities; (8) any liquidation, bankruptcy, dissolution, recapitalization, reorganization, or assignment to the Issuer’s creditors, or any similar transaction; (9) increase or decrease in the size of the Board; (10) the settlement of any material litigation, arbitration, or administrative proceeding if such settlement is for the payment or receipt of an amount greater than or equal to $1,000,000 or imposes any restriction on or requirement for the conduct of business of the Issuer or any of the Issuer’s subsidiaries; or (11) approve or authorize the entry into any agreement that, if it were in existence on the date of the Investment Agreement, would by virtue of its nature or terms be a “Company Significant Agreement” (as defined in the Investment Agreement).

Obligations Between the Initial Closing and the Subsequent Closing

The Investment Agreement contains a customary provision requiring, during the period between the Initial Closing and the Subsequent Closing (or earlier termination of the Investment Agreement pursuant to its terms), the Issuer to, and to cause each of its subsidiaries to, carry on its business in the ordinary course and not to engage in certain extraordinary or material transactions or take certain other specified actions without obtaining the prior written consent of Kien Huat. The Issuer has also agreed to certain customary provisions restricting its ability to solicit or negotiate alternative proposals to the transactions contemplated by the Investment Agreement.

The Investment Agreement also provides that the Issuer and Kien Huat will negotiate in good faith and cooperate to mutually agree upon the terms and conditions of a loan agreement, to be executed in connection with the Subsequent Closing in a form and substance reasonably agreeable to them, pursuant to which it is anticipated that Kien Huat will make available to the Issuer a loan of up to the lesser of $10 million and the maximum amount the Issuer is then permitted to borrow (taking into account other indebtedness of the Issuer at such time) under the terms of its then existing indebtedness. The Issuer would be permitted to use the proceeds of this loan, among other things, to repay in full, purchase or acquire by assignment any remaining obligation of the Issuer under its loan agreement with The Park Avenue Bank and for working capital purposes.

Option Matching Rights

Under the Investment Agreement, if any option or warrant outstanding as of the Subsequent Closing (or, in limited circumstances, if issued after the Subsequent Closing) is exercised after the Subsequent Closing, Kien Huat shall have the right (following notice of such exercise) to purchase an equal number of additional shares of Common Stock as are issued upon such exercise at the exercise price for the applicable option or warrant.

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Certain Restrictions on Kien Huat

Under the Investment Agreement, Kien Huat agreed that it will not, at any time prior to the second anniversary of the Subsequent Closing, (i) propose a merger or other similar business combination between itself or one of its affiliates and the Issuer that would result in a squeeze-out of the other stockholders of the Issuer or (ii) cause the Issuer to voluntarily delist the Common Stock from NASDAQ pursuant to Rule 5830(j) unless the Issuer is than approved for listing on The New York Stock Exchange.

Kien Huat also agreed in the Investment Agreement not to, at any time prior to the repayment in full or redemption of the Company’s 5½% Secured Convertible Notes due 2014, knowingly take any action that would cause a “Change of Control” (as defined in the indenture for such Notes) to occur.

Termination Fee

If the Subsequent Closing does not occur, under certain circumstances (including if the Issuer’s stockholders fail to approve the Required Share Issuance), the Investment Agreement may be terminated and Kien Huat would be entitled to receive a termination fee of $2.75 million.

The foregoing description of the Investment Agreement is subject to, and qualified in its entirety by, the full text of the Investment Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Voting Agreement

Concurrently with the execution of the Investment Agreement, and as a condition and inducement to Kien Huat’s willingness to enter into the Investment Agreement, holders (the “Stockholders”) of 13,006,370 shares of Common Stock (approximately 38% of the Issuer’s outstanding Common Stock prior to the issuance of the First Tranche and approximately 31.8% of the currently outstanding Common Stock) entered into a Stockholder Voting Agreement (the “Voting Agreement”), pursuant to which such Stockholders, among other things, agreed to vote (and to grant Kien Huat their proxy to vote) all of the shares of voting capital stock of the Issuer that such Stockholders beneficially own in favor of the proposals to be recommended by the Issuer at the Stockholder Meeting, including the Required Stockholder Votes. The Stockholders also agreed to vote (and to grant Kien Huat their proxy to vote) all of their respective shares against (1) any and all Alternative Investment Proposals (as defined in the Investment Agreement) and agreements providing for Alternative Investment Proposals or any proposal or nomination made by a person who is, or whose affiliate is, making or has communicated an intention to make, an Alternative Investment Proposal, (2) any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Investment Agreement, or (3) any other matter that would reasonably be expected to prevent, interfere with or delay consummation of the transactions contemplated in the Investment Agreement. The Stockholders further agreed not to transfer any shares of Common Stock owned by them other than to a transferee that agrees in writing to be bound by the terms of the Voting Agreement. The Voting Agreement terminates upon the first to occur of (a) the termination of the Investment Agreement in accordance with its terms and (b) the approval of the Required Share Issuance at a duly called and held special meeting of the Company’s stockholders.

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The foregoing description of the Voting Agreement is subject to, and qualified in its entirety by, the full text of the Voting Agreement, which is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

Concurrently with the execution of the Investment Agreement, the Issuer also entered into a Registration Rights Agreement with Kien Huat (the “Registration Rights Agreement”). Under the Registration Rights Agreement, among other things, the Issuer agreed to grant Kien Huat certain demand and “piggyback” registration rights under which Kien Huat may require that the Issuer file one or more “resale” registration statements (each, a “Registration Statement”), registering under the Securities Act of 1933, as amended, the offer and sale of Common Stock held by Kien Huat.

The foregoing description of the Registration Rights Agreement is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

Custody Agreement

Under applicable New York State gaming laws, the Reporting Persons are not permitted to directly hold or to vote, generally, the shares of Common Stock to which this Schedule 13D relates or that would be acquired in the Second Tranche unless and until approval and/or licensure is obtained from the New York State Racing and Wagering Board and the New York State Division of the Lottery (the “Gaming/Racing Authorities”). Until such approval and/or licensure is obtained, the shares of Common Stock beneficially owned by the Reporting Persons will be held in the custody of JP Morgan Chase Bank, National Association (the “Custodian”), pursuant to the terms of a Custody Agreement (the “Custody Agreement”), dated as of August 19, 2009, between Kien Huat and the Custodian, executed with the prior consent of the Gaming/Racing Authorities. Under the Custody Agreement, the shares of Common Stock are to be held by the Custodian for the benefit of Kien Huat. Kien Huat retains the authority to cause the disposition of the shares under the Custody Agreement. Any cash proceeds from the shares held in custody, whether in the form of dividends or the proceeds of any disposition, shall be for the account of Kien Huat. The Custody Agreement provides that the Custodian will vote the shares held in custody by it in favor of the Company Voting Proposals upon receipt of appropriate instructions from Kien Huat. The shares are not, however, to be voted on any other matter.

The foregoing description of the Custody Agreement is subject to, and qualified in its entirety by, the full text of the Custody Agreement, which is filed as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

On August 21, 2009, at the request of Kien Huat, the Issuer filed a Registration Statement covering the shares of Common Stock issued to Kien Huat in the First Tranche to provide flexibility to Kien Huat to dispose of such shares should it determine to do so. The Reporting Persons do not currently intend to sell any shares of Common Stock; however, the vote of the Issuer’s stockholders at the Stockholder Meeting, if negative, may cause the Reporting Persons to reconsider that intention.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its ability to complete the Second Tranche Investment and obtain the necessary regulatory approvals to fully exercise its influence over the Issuer, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. Subject to the terms of the Investment Agreement and the Registration Rights Agreement, each of the Reporting Persons reserves the right to purchase additional shares of Common Stock or other securities of the Issuer, or to sell or transfer shares of Common Stock or other securities beneficially owned by it from time to time in public or private transactions.

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Except as set forth herein, neither of the Reporting Persons has any current plans or proposals that relate to or that would result in any transaction, event or action enumerated in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a-b)       As of the date hereof, the Reporting Persons may be deemed to share beneficial ownership of an aggregate of 6,804,188 shares of Common Stock, representing approximately 16.7% of the outstanding Common Stock (based on the 34,037,961 shares of Common Stock the Issuer represented in the Investment Agreement to be outstanding as of the close of business on August 18, 2009 and the 6,804,188 newly issued shares in the First Tranche).

The Reporting Persons may also be deemed to have beneficial ownership of the 13,006,370 shares of Common Stock beneficially owned by the Stockholders and subject to the terms of the Voting Agreement. Given the limited matters as to which the Voting Agreement relates, and the limited ability under the Custody Agreement of the Reporting Persons to vote the shares of Common Stock to which this Schedule 13D relates, the Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Stockholders and hereby disclaim beneficial ownership of any shares of Common Stock beneficially owned by the Stockholders.

Except as specifically set forth herein, neither of the Reporting Persons beneficially owns any shares of Common Stock, and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto beneficially own any shares of Common Stock.

(c)           Except as specifically set forth herein, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person set forth on Schedule I hereto has effected any transactions in the shares of Common Stock during the sixty-day period prior to the date hereof.

(d)           No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.  Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

As more fully described in Item 4 above, the Reporting Persons are parties to the Investment Agreement, the Voting Agreement, the Registration Rights Agreement and the Custody Agreement. Except as set forth herein, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person set forth on Schedule I hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated as of August 27, 2009, by and between Lim Kok Thay and Kien Huat Realty III Limited.

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Exhibit 2: Investment Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 3: Stockholder Voting Agreement, dated as of August 19, 2009, by and among Empire Resorts, Inc., Kien Huat Realty III Limited and the stockholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 4: Registration Rights Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 5: Custody Agreement, dated as of August 19, 2009, by and between Kien Huat Realty III Limited and JPMorgan Chase Bank, National Association, as Custodian.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2009

Kien Huat Realty III Limited

By: /s/ Lim Kok Thay
Name: Lim Kok Thay Title: Director

/s/ Lim Kok Thay
Lim Kok Thay

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Schedule I

Executive Officers and Directors of Kien Huat Realty III Limited

The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Kien Huat (other than Lim Kok Thay).

Name and Address	Present Principal Occupation or Employment and Citizenship
David Andrew Harris IFG International Limited International House, Castle Hill, Victoria Road Douglas, Isle of Man	Director of Kien Huat; Director of IFG International Limited (professional trustee); United Kingdom
Declan Thomas Kenny IFG Management Limited International House, Castle Hill, Victoria Road Douglas, Isle of Man	Director and Secretary of Kien Huat; Executive Director of IFG Group plc (professional trustee); Ireland
Charles Gary Hepburn IFG International Limited International House, Castle Hill, Victoria Road Douglas, Isle of Man	Alternate Director of Kien Huat; Director of IFG International Limited (professional trustee); United Kingdom
Niamh Norah Goddard IFG International Management Limited International House, Castle Hill, Victoria Road Douglas, Isle of Man	Alternate Director of Kien Huat; Chartered Secretary of IFG International Management Limited (professional trustee); Ireland

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